Exhibit (a)(1)(E)
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK OF
TICKETS. COM, INC.
AT
$1.10 NET PER SHARE
BY
MLBAM ACQUISITION CORP.,
A WHOLLY OWNED SUBSIDIARY OF
MLB ADVANCED MEDIA, L.P.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON MARCH 18, 2005, UNLESS THE OFFER IS EXTENDED.
February 17, 2005
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
      MLBAM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MLB Advanced Media, L.P., a Delaware limited partnership (“Parent”), has offered to purchase all the shares of common stock, par value $0.000225 per share (“Shares”), of Tickets.com, Inc., a Delaware corporation (the “Company”), that are issued and outstanding for $1.10 per Share in cash, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated February 17, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 14, 2005 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares of Common Stock which, together with the shares of Common Stock into which the Warrants (as defined in the Merger Agreement) and shares of Preferred Stock (as defined in the Merger Agreement) to be acquired by Purchaser pursuant to the Securities Purchase Agreement (as defined in the Merger Agreement) are exercisable or convertible, represents at least 90% of all of the issued and outstanding Common Stock, assuming the exercise of the Warrants and conversion of the Preferred Stock into Common Stock (the “Minimum Condition”); (2) the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended; and (3) no event or circumstance occurring following the date of the Merger Agreement that constitutes a Material Adverse Change (as defined in the Merger Agreement) or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement). The Minimum Condition is not waivable by any party. The Offer is also subject to certain other conditions described in the Offer to Purchase. See “Section 1 — Terms of the Offer; Expiration Date” and “Section 14 — Conditions to the Offer” of the Offer to Purchase, which set forth in full the conditions to the Offer.
      The Company’s Special Committee to the Board of Directors of the Company (“Special Committee”) has unanimously determined that (a) each of the Offer and the Merger are fair to and in the best interests of the unaffiliated holders of the Shares, (b) the Offer is advisable, and (c) the Board of Directors of the

Company should approve and declare advisable the Merger and recommend it to the Company’s stockholders, and, subsequent thereto, the Board of Directors has done so.
      For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase, dated February 17, 2005;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

3. Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to Mellon Investor Services LLC (the “Depositary”) prior to the expiration date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed prior to the expiration date;

4. The Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission which includes the unanimous determinations made by the Special Committee and the recommendations of the Company’s Board of Directors that Shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer;

5. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

7. Return envelope addressed to the Depositary.
      We urge you to contact your clients as promptly as possible. Please note that the Offer expires at 5:00 p.m., New York City time, on March 18, 2005, unless the Offer is extended.
      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other required documents.
      If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.
      Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than D.F. King & Co., Inc., which is acting as the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Purchaser will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Purchaser will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in the Letter of Transmittal and Offer to Purchase.
      Any inquiries you may have with respect to the Offer should be addressed to the Depositary at the addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

      Additional copies of the enclosed material may be obtained from the Depositary at the addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

Very truly yours,

MLBAM ACQUISITION CORP.
      Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of Parent, Purchaser, the Company or the Depositary, or of any affiliate of any of the foregoing, or authorize you or any other person to use any document or to make any statement on behalf of any of the foregoing in connection with the Offer other than the enclosed documents and the statements contained therein.

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